UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                               Washington, DC

                                 FORM N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.   General Identifying Information

1.   Reason fund is applying to deregister

     [ X ] Merger

     [   ] Liquidation

     [   ] Abandonment of Registration

     [   ] Election of status as a Business Development Company

2.   Name of fund: LEXINGTON STRATEGIC INVESTMENTS FUND, INC.

3.   Securities and Exchange Commission File No.: 811-2506

4.   Is this an initial Form N-8F or an amendment to a previously filed
     Form N-8F?

     [ X]      Initial Application [  ]      Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     LEXINGTON FUNDS
     PARK 80 WEST PLAZA TWO
     SADDLE BROOK, NJ 07663

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     PETER CORNIOTES
     (ADDRESS - SAME AS ABOVE)
     (201) 712-7731

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR
     270.31a-1, .31a-2]:

     LEXINGTON MANAGEMENT CORPORATION
     PARK 80 WEST PLAZA TWO
     SADDLE BROOK, NJ 07663

8.   Classification of fund (check only one):

     [X]  Management company;

     [  ] Unit investment trust; or

     [  ] Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

     [X]  Open-end       [  ]      Closed-end

10.  State law under which the fund was organized or formed:  MARYLAND

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     INVESTMENT ADVISER: LEXINGTON MANAGEMENT CORPORATION
                         PARK 80 WEST PLAZA TWO
                         SADDLE BROOK, NJ 07663

12. Provided the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     LEXINGTON FUNDS DISTRIBUTOR, INC.
     PARK 80 WEST PLAZA TWO
     SADDLE BROOK, NJ 07663

13.  If the fund is a unit investment trust ("UIT") provide:

     (a)  Depositor's name(s) and address(es):

     (b)  Trustee's name(s) and address(es):

14.  Is there a UIT registered under the Act that served as a vehicle for
     investment in the fund   (e.g., an insurance company separate account)?

     [  ] Yes       [X] No

     If yes, for each UIT state:
          Name(s):

          File No.: 811-

          Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X] Yes        [  ] No

          If Yes, state the date on which the board vote took place:

          MARCH 2, 1999

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of
          Registration:

          [X] Yes        [  ] No

          If Yes, state the date on which the shareholder vote took place:

          JUNE 22, 1999

          If No, explain:

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [  ] Yes       [X] No

     (ALL ASSETS AND LIABILITIES OF THE FUND HAVE BEEN TRANSFERRED TO LEXINGTON GOLDFUND, INC.)

     (a) If Yes, list the date(s) on which the fund made those distributions:

     (b)  Were the distributions made on the basis of net assets:

          [  ] Yes       [  ] No

     (c)  Were the distributions made pro rata based on share ownership?

          [  ] Yes       [  ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only:
          Were any distributions to shareholders made in kind?

          [  ] Yes       [X] No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:
     Has the fund issued senior securities:

     [  ] Yes       [  ] No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

     [X] Yes        [  ] No

     ALL ASSETS HAVE BEEN TRANSFERRED TO LEXINGTON GOLDFUND, INC.

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [  ] Yes       [X] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [  ] Yes       [ X] No

     ALL ASSETS HAVE BEEN TRANSFERRED TO LEXINGTON GOLDFUND, INC.
     If Yes,
     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities:

          [  ] Yes       [  ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [  ] Yes       [X] No

     OUTSTANDING DEBTS HAVE BEEN ACCRUED AND TRANSFERRED TO LEXINGTON GOLDFUND, INC.

     If Yes,
     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

          (i)   Legal expenses:

                $ 23,036.

          (ii)  Accounting expenses:

                $ 5,000.

          (iii) Other expenses (list and identify separately):

                PRINTING AND MAILING - $ 54,889
                DIRECTORS - $ 7,500
                TRANSFER AGENT - $ 37,913

          (iv)  Total expenses (sum of lines (i)-(iii) above):

                $ 128,338

     (b)  How were those expenses allocated?

                NOT APPLICABLE

     (c)  Who paid those expenses?

                THE FUND

     (d)  How did the fund pay for unamortized expenses (if any)?

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [  ] Yes       [X] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     [  ] Yes       [X] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [  ] Yes       [X] No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.  (a)  State the name of the fund surviving the Merger: LEXINGTON
          GOLDFUND, INC.

     (b) State the Investment Company Act file number of the fund surviving the Merger: 811-2881.

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          FILE NUMBER    FORM TYPE      FILING DATE
          811-02506      DEFS14A        APRIL 15, 1999
          002-72428      497            APRIL 15, 1999
          333-74127      N-14           MARCH 9, 1999

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                        VERIFICATION

     The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of LEXINGTON STRATEGIC INVESTMENTS FUND, INC., (ii) he or she is the VICE PRESIDENT AND SECRETARY of LEXINGTON STRATEGIC INVESTMENTS FUND, INC., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

                                     Signature:   /s/ Lisa Curcio
                                     Date:        August 24, 1999